ANNOUNCEMENT TO THE MARKET

BANCO ITAU HOLDING FINANCEIRA S.A.              ITAUSA - INVESTIMENTOS ITAU S.A.

                   Itau Group's focus on Corporate Governance
                         is recognized internationally

   o In emerging markets: Itau Holding = The Best Company and Itausa = 3rd best
   o    Worldwide: Itau Holding = 3rd best and Itausa = 5th best

It is with satisfaction that Banco Itau Holding Financeira S.A. and Itausa - Investimentos Itau S.A. wish to announce that they have received a unique recognition for their Corporate Governance practices. In its current September edition, the renowned British magazine Euromoney elected Itau Holding as the company with the best Corporate Governance practices in emerging markets. Itausa
- Investimentos Itau S.A. also received unique recognition, achieving third place in the same ranking.

If the magazine's list of emerging and developed markets is taken together, then Itau Holding and Itausa would have been ranked 3rd and 5th best, respectively, in their Corporate Governance practices.

Euromoney prepared a broad-based questionnaire containing 54 questions requiring written and/or multiple choice answers covering the principal topics related to Corporate Governance practices, among which of particular importance are: transparency and respect for minority stockholders, financial transparency, structure and procedures of the Board of Directors and Fiscal Council, relationship with suppliers, clients, employees, analysts, investors, the media, stockholders and service providers. The replies from the participating 192 companies in the emerging markets, the United States and Western Europe were compared with information published in annual reports and Investor Relations websites.

Banco Itau Holding's and Itausa's leadership in the world context is an award for Brazil and unquestionable recognition of the long-term commitment and continuous efforts on the part of its employees in improving Corporate Governance practices. And more than this, it reflects our contribution to the Brazilian capital markets, which are moving in the direction in which transparency and respect for the minority stockholder are becoming increasingly indispensable in the sustained development of the companies and consequently, the country.

                          Sao Paulo, September 10, 2003

Alfredo Egydio Setubal                          Henri Penchas
Investor Relations Director                     Investor Relations Director
Banco Itau Holding Financeira S.A.              Itausa - Investimentos Itau S.A.